113 FERC P. 61, 102
                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:  Joseph T. Kelliher, Chairman;
                       Nora Mead Brownell, and Suedeen G. Kelly.

Monongahela Power Company                              Docket Nos. ER05-1312-000
Columbus Southern Power Company                                    EC05-123-000


                        ORDER ACCEPTING TARIFF REVISIONS
                   AND AUTHORIZING ACQUISITION AND DISPOSITION
                          OF JURISDICTIONAL FACILITIES

                            (Issued October 28, 2005)

          1. On August 11, 2005, Monongahela Power Company (Monongahela) and Columbus Southern Power Company (CSP) (collectively, Applicants) filed an application under section 203 of the Federal Power Act (FPA)(1) requesting authorization for a disposition and acquisition of jurisdictional facilities associated with the sale of Monongahela's transmission and distribution business in Ohio to CSP. The jurisdictional facilities are transmission lines, related substations and associated assets required to provide transmission service. Monongahela and CSP also filed under section 205 of the FPA(2) proposed revisions to the PJM Interconnection, L.L.C. (PJM) Open Access Transmission Tariff (OATT) to reflect the effect of the transfer of jurisdictional facilities on PJM's map of transmission zones within PJM. As discussed below, the Commission will authorize the proposed transaction under section 203 of the FPA and will accept the proposed revisions to the PJM OATT under section 205 of the FPA.

I.   Background
     ----------

     A.   Applicants
          ----------

          2. Monongahela, a subsidiary of Allegheny Energy, Inc. (Allegheny Energy), provides retail electric service in West Virginia and Ohio.(3) The transmission

--------------------

     1  16 U.S.C. ss. 824b (2000).

     2  16 U.S.C. ss. 824d (2000).

     3 Allegheny Energy is a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). 15 U.S.C. ss.79a et seq. (2005).

                                                                  (continued...)

Docket Nos. ER05-1312-000 and EC05-123-000                                 - 2 -


system owned by the Allegheny Energy subsidiaries, including Monongahela's transmission facilities in Ohio, is in the Allegheny Zone of PJM and is under the operational control of PJM. Transmission service on the Allegheny Energy transmission system is provided under the PJM OATT. Currently, transmission service is provided to Buckeye Power, Inc. (Buckeye) over Monongahela's transmission facilities located in Ohio under a network service agreement between PJM and Buckeye.(4)

          3. CSP, a subsidiary of the American Electric Power Company (AEP),(5) provides retail electric service, wholesale power service and transmission service to customers in Ohio. CSP's transmission facilities, along with the transmission facilities owned by the other AEP operating subsidiaries, are in the AEP Zone of PJM.

     B.   Proposed Transaction
          --------------------

          4. Under the Asset Purchase Agreement by and between Monongahela Power Company and Columbus Southern Power Company dated as of August 2, 2005 (Asset Purchase Agreement), Monongahela will sell all of its right, title and interest in assets used in Monongahela's transmission and distribution business in Ohio to CSP. In addition to transmission lines, related substations and associated property, all located in Ohio, the assets which are being sold also include distribution facilities owned by Monongahela that are used to supply power to its retail customers. As a result of the proposed transaction, the transmission assets over which network service is provided to Buckeye will be owned by CSP and will be included in the AEP Zone of PJM instead of the Allegheny Zone.

          5. Under section 205 of the FPA, Applicants propose revisions to Attachment J of the PJM OATT. The proposed tariff sheet revises the AEP Zone to reflect CSP's acquisition of transmission assets in Ohio.

II.  Notice and Intervention
     -----------------------

          6. Notice of the filing was published in the Federal Register, 70 Fed. Reg. 49,273 (2005), with protests or interventions due September 1, 2005. Buckeye

--------------------

Two other Allegheny Energy subsidiaries provide retail service in Maryland, Pennsylvania and West Virginia. All of the operating subsidiaries do business as Allegheny Power.

     4 Buckeye, a generation and transmission cooperative, procures transmission service for its member distribution cooperatives from Monongahela and CSP, among other utilities.

     5  AEP is a registered holding company under PUHCA.

Docket Nos. ER05-1312-000 and EC05-123-000                                 - 3 -


filed a timely motion to intervene, with comments. As explained below, Buckeye does not object to the proposed transaction, provided that certain issues are resolved concerning wholesale distribution services rates charged by Monongahela and CSP.

          7. On September 27, 2005, PJM filed a motion to intervene out of time and comments. As discussed below, PJM takes no position on the merits of the filing and does not request that the Commission take any particular action based on its comments, but states that the reconfiguration of the transmission zones within PJM may have certain impacts.

          8. On September 8, 2005, Monongahela and CSP filed an answer to Buckeye's motion to intervene and comments. On September 23, 2005, Buckeye filed a motion for leave to reply and reply to the answer filed by Monongahela and CSP. On September 30, 2005, Monongahela filed a motion for leave to reply and reply to Buckeye's reply.

III.  Discussion
      ----------

      A.  Procedural Issues
          -----------------

          9. Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.214 (2005), the timely, unopposed motions to intervene serve to make the entities that filed them parties to this proceeding. PJM has demonstrated an interest in this proceeding that cannot be adequately represented by any other party. Given this fact, the early stage of the proceeding and the lack of undue prejudice or delay, we will grant PJM's motion to intervene out of time.(6)

          10. Rule 213(a)(2) of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.213(a)(2) (2005), prohibits an answer to a protest or an answer unless otherwise ordered by the decisional authority. We will


--------------------

     6 18 C.F.R. ss. 385.214(d) (2005). We note further that 18 CFR ss. 385.203(a)(7), a recent rule, states that any issue not listed in a Statement of Issues provided in a pleading will be deemed waived. Revision of Rules of Practice and Procedure Regarding Issue Identification, Order No. 363, 112 FERC
P. 61,297 (2005). Although PJM filed its motion to intervene out of time and comments after the effective date of that rule (September 23, 2005), it did not file a Statement of Issues. However, because PJM is not taking a position on the merits of the filing, nor is it advocating that the Commission take any particular action based on the information it provides, the Commission considers this rule not to apply to PJM's pleading.

Docket Nos. ER05-1312-000 and EC05-123-000                                 - 4 -


accept Monongahela and CSP's answer and Buckeye's reply to their answer because they have provided information that has assisted us in our decision-making process. We are not persuaded to accept Monongahela's reply to Buckeye's reply and will, therefore, reject it.

     B.   Section 203 Analysis
          --------------------

          11. Section 203(a) of the FPA provides that the Commission must approve a disposition of facilities if it finds that the disposition "will be consistent with the public interest."(7) The Commission's analysis of whether a disposition is consistent with the public interest generally involves consideration of three factors: (1) the effect on competition; (2) the effect on rates; and (3) the effect on regulation.(8) As discussed below, we will approve the proposed disposition and acquisition of jurisdictional facilities as consistent with the public interest.

          1.   Effect on Competition
               ---------------------

          12. Applicants state that the proposed transaction does not involve a transfer of generation assets. While CSP will acquire transmission assets, Applicants point out that the assets are under the operational control of PJM and thus cannot be used by CSP to deny access to wholesale competitors. For these reasons, Applicants assert that the proposed transaction will not adversely affect competition.

          13. As we noted in Order No. 642, our experience has been that dispositions involving transmission facilities only, such as in this application, are unlikely to present anticompetitive concerns.(9) The facts set forth in the application are consistent with this view, and no party argues otherwise. Therefore, the Commission finds that the proposed transaction will not adversely affect competition.


--------------------

     7  16 U.S.C. ss. 824b (2000).

     8 Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (Dec. 30, 1996), FERC Stats. and Regs. P. 31,044 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,340 (June 19, 1997), 79 FERC P. 61,321 (1997) (Merger Policy
Statement); Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, 65 Fed. Reg. 70,983 (Nov. 28, 2000), FERC Stats. & Regs., Regulations Preambles July 1996-Dec. 2000 P. 31,111 (2000), order on reh'g, Order No. 642-A, 66 Fed. Reg. 16,121 (Mar.23, 2001), 94 FERC P. 61,289
(2001) (Revised Filing Requirements).

     9  Order No. 642 at 31,903-04.

Docket Nos. ER05-1312-000 and EC05-123-000                                 - 5 -


          2.   Effect on Rates
               ---------------

               a.   Applicants' analysis
                    --------------------

          14. Applicants state that Monongahela does not have any wholesale energy or capacity customers that are served over the jurisdictional facilities and, thus, there will be no effect on jurisdictional wholesale power rates. With regard to the effect on transmission rates, they note that as a result of the proposed transaction, Buckeye, a network transmission service customer, will be subsequently served over transmission facilities owned by CSP and will pay the network rate associated with the AEP Zone. The AEP Zone rate is currently lower than the network rate for the Allegheny Zone. Both zonal rates are regulated by the Commission on a cost-of-service basis. Also, Applicants state that the realignment will have some effect on the determination of locational marginal prices (LMPs) under the PJM OATT.(10) In addition, Applicants note that both Monongahela and CSP are currently billing transmission customers for transition charges associated with the elimination of the through and out rate for PJM and for the Midwest Independent Transmission System Operator, Inc. (MISO). Applicants further state that the transition charges are the subject of an on-going hearing in Docket No. ER05-6-001, et al., and that CSP's charges are lower than Monongahela's charges for both PJM and MISO. Applicants contend that these circumstances should dispel any concern about the effect of the proposed transaction on transmission rates.(11)

               b.   Intervenors' comments
                    ---------------------

          15. In its comments, Buckeye states that it does not object to the filings, provided that certain issues are resolved before consummation of the proposed transaction. These issues involve (a) wholesale distribution rates charged by Monongahela for service before the proposed transfer, including the right to possible refunds of such rates and the right to obtain all pertinent records involving such rates, and (b) new rates for wholesale distribution service to be provided by CSP after the proposed transfer.

          16. Buckeye explains that it previously took transmission service on the Monongahela transmission facilities under a Power Delivery Agreement (PDA) dated January 1, 1968. When the PDA expired on June 30, 2003, Buckeye began receiving transmission service on the Monongahela transmission facilities under


--------------------

     10 Applicants state the section 203 and 205 filings here do not seek to modify the present rules for transmission service or market operations under the PJM OATT.

     11 Applicants point out that AEP has a pending rate case, Docket No. ER05-751-000, in which increases to its transmission rate are to become effective as of November 1, 2005, subject to refund.

Docket Nos. ER05-1312-000 and EC05-123-000                                 - 6 -


a network agreement with PJM. The network agreement provides for an "Other Supporting Facilities Charge" that applies to service on facilities below 138 kV (lower-voltage facilities). Because Monongahela and Buckeye were not able to agree on the amount of this charge before the PDA expired, they entered into a Letter Agreement dated June 24, 2003 (Letter Agreement) that established an interim charge for service on lower-voltage facilities, subject to adjustment by settlement or litigation.

          17. Buckeye states that in Docket No. ER02-136-004, the Commission is considering important principles for establishing the charge for service on lower-voltage facilities. The Letter Agreement provides that after a final decision in that docket, Buckeye and Monongahela will begin negotiating the charge that reflects the guidance in that docket. If the parties are unable to agree on the charge, the Commission will set the charge and determine related refunds and interest retroactive to July 1, 2003, based on the interim charge set out in the Letter Agreement.

          18. Buckeye states that as provided for in the Letter Agreement, at Buckeye and Monongahela's request, PJM filed an unexecuted network agreement and the Letter Agreement with the Commission in Docket No. ER03-1002-000, to be made effective July 1, 2003. While the difference between the two parties' current positions on the issue is $250,000, Buckeye states that even this relatively small amount of money will be significant for the single distribution cooperative member of Buckeye that will ultimately bear all of the charges.

          19. Buckeye notes that section 2.2(h) of the Asset Purchase Agreement includes the Letter Agreement among the "Excluded Assets"(12) and that section 2.4(a) provides that CSP will not assume or be obliged to pay, perform or otherwise discharge the liabilities and obligations of Monongahela arising out of the Letter Agreement. As interpreted by Buckeye, these provisions suggest that the "Other Supporting Facilities Charge" in the Letter Agreement will end when the assets are transferred, to be replaced by a CSP/AEP charge for wholesale distribution service. Thus, there will be a locked-in period beginning July 1, 2003 and ending on the date of the transfer during which the charge embodied in the Letter Agreement will be the filed rate for the "Other Supporting Facilities Charge."

          20. Buckeye is concerned that CSP will not honor or assume Monongahela's obligations under the Letter Agreement and that Monongahela will have no incentive to settle the rate set forth in the Letter Agreement once it no longer owns facilities used to provide service to Buckeye. Also, after the transfer, Monongahela will no longer have the records and files necessary to make a rate determination for service during the locked-in period and thus

--------------------

     12 "Excluded Assets" are assets of Monongahela that are not included in the assets to be transferred to CSP and are listed in section 2.2 of the Asset Purchase Agreement.

Docket Nos. ER05-1312-000 and EC05-123-000                                 - 7 -


frustrate Buckeye's ability to obtain pertinent information through discovery. It notes that the records and files are included in the assets to be transferred to CSP.

          21. Therefore, Buckeye requests that as a condition of approving the transfer of assets and accepting the proposed revision to the PJM OATT, the Commission not permit the transfer to become effective until the final charge for the locked-in period has been determined in accordance with the Letter Agreement, i.e., either through settlement or by litigation. Alternatively, if the Commission allows the transfer to occur before the final charge for the locked-in period is determined, Buckeye requests that the Commission find that the transaction does not end Monongahela's obligations under the Letter Agreement and that the final charge for the locked-in period will be determined in accordance with the Letter Agreement. In addition, Buckeye requests that the Commission condition its approvals upon either (1) Monongahela retaining copies of all records pertaining to the transferred assets until the final charge for the locked-in period has been resolved or (2) CSP making the transferred records available to Monongahela for purposes of documenting and supporting the charge, if litigation is necessary to resolve the matter. Finally, Buckeye requests that the Commission condition its approvals upon CSP making a section 205 filing establishing the rates for wholesale distribution service.

          22. PJM states that it is filing limited comments for informational purposes to assist the Commission in its review of the transaction, but neither objects to the transaction nor requests that the Commission take any particular action. PJM states that the change in the definition of transmission zones within PJM will likely result in changes to the zonal Locational Marginal Prices
(LMPs) for the reconfigured zones. Also, because the LMPs will likely change, the change in zonal definitions will also affect the prices paid for Financial Transmission Rights (FTRs) and the prices received by Auction Revenue Rights
(ARRs) holders, the determination of congestion credits paid to FTR holders and the determination of congestion charges to be paid by transmission customers in certain PJM markets. PJM further notes that the change in the definition of transmission zones could affect the ARRs allocations for the area affected by the transaction. In this latter regard, PJM states that in order to ensure that the transaction does not affect parties' existing expectations and rights, it intends to treat the transferred area as a separate load aggregation zone so that entities serving load in the transferred area will be able to nominate ARRs from the historic resources associated with the APS Zone and to apply similar treatment for the AEP Zone.

               c.   Further Pleadings
                    -----------------

          23. In their answer, Applicants contend that Buckeye's proposed conditions are unnecessary in light of certain commitments they are making. First, Monongahela acknowledges that the charge for service during the locked-in period is under dispute and that the Letter Agreement provides for retroactive

Docket Nos. ER05-1312-000 and EC05-123-000                                 - 8 -


adjustment of the rate that has been collected since July 1, 2003. Monongahela also acknowledges that its obligations under the Letter Agreement continue and are enforceable regardless of the transfer of the assets. Second, Monongahela states that CSP has agreed to retain copies of all official records in its current possession that relate to the service at issue and to vouch for the authenticity of those records. Finally, Applicants do not believe the condition requiring CSP to make a section 205 filing is necessary. In order for CSP to provide service to Buckeye, it must make a section 205 filing. Although CSP and Buckeye are negotiating the rates, terms and conditions for such service, if CSP and Buckeye do not agree on the rate before service begins, CSP commits to filing an unexecuted service agreement proposing terms of service.

          24. In its reply comments, Buckeye continues to urge the Commission to adopt its proposed condition that the transfer of assets not become effective until the final charge for the locked-in period is determined, in accordance with the Letter Agreement. Buckeye does not agree that the commitments provided by Monongahela and CSP obviate the need for conditions, as commitments alone would be difficult to enforce if CSP or Monongahela changes its position. Buckeye contends that the proposed conditions would simply validate the commitments offered by Applicants. Buckeye states that it is necessary to have the condition that CSP file the rate for its service sufficiently in advance of the proposed effective date to give Buckeye the required prior notice in accordance with law.

               d.   Commission Determination
                    ------------------------

          25. The Commission is not persuaded to condition the approval of the proposed transaction as requested by Buckeye, because the conditions are not needed to protect Buckeye from adverse rate effects, which is the issue under section 203. Buckeye is mainly concerned that the rate for the locked-in period for service from Monongahela will not be determined before the transfer of assets occurs and is requesting that the rate be established or adjudicated before the transfer of facilities is consummated. This rate is the subject of a separate proceeding pending before the Commission in Docket No. ER03-1002-000. The rate for the locked-in period and the methodology for determining that rate will not be affected by the proposed transfer of facilities. Our section 203 review is intended to ensure that no adverse consequences arise from a proposed transaction with respect to effects on competition, rates and regulation. Buckeye does not suggest that the transaction itself will affect the rate for the locked-in period. Rather, Buckeye appears to be concerned that Monongahela may propose a rate that is not based on the terms set forth in the Letter Agreement after the proposed transaction closes and that Buckeye's access to information to challenge the rate will be limited after the transaction closes. We find that the commitments offered by Monongahela and CSP address these concerns.

Docket Nos. ER05-1312-000 and EC05-123-000                                 - 9 -


          26. With respect to Buckeye's concern about having access to the records for the locked-in period, Monongahela has obtained the consent of CSP to maintain copies of all official records currently in Monongahela's possession that relate to the service at issue specified in the Letter Agreement. The Commission will hold CSP and Monongahela to this commitment and finds that it addresses Buckeye's concerns.

          27. Buckeye also does not contend that the rate for service from CSP after the transaction closes will be adversely affected. Rather, it appears concerned that it will not receive the required notice under section 205 before service begins. If the parties agree on the rates, terms and conditions during their on-going negotiations, there will be no advance notice issue. On the other hand, if the parties are not able to agree, and CSP must file an unexecuted service agreement, it must follow the Commission's regulations.(13)

          28. In addition, we note that Buckeye has suggested as a condition of authorizing the transaction that we not permit the transfer of assets to become effective until the issue of the charges for the locked-in period are resolved in accordance with the Letter Agreement. However, it is not our policy to delay action on a section 203 proposal as a means to encourage parties to resolve issues in other dockets. Therefore, we will not grant the condition requested by Buckeye.

          29. Finally, with respect to PJM's comments that the change in transmission zones will affect zonal LMPs and, as a result, prices paid and received for FTRs, congestion credits and congestion charges, the focus of a section 203 review of possible adverse rate effects of a transaction is on protecting wholesale and transmission customers .(14) Neither Applicant has proposed changes to the network transmission rates in this proceeding.. As the transmission assets to be transferred are, and will remain, under the functional control of PJM, there is nothing to suggest that the transaction itself will increase congestion within PJM. Also, the fact that LMPs may change for particular transmission zones as a result of the transaction does not provide sufficient basis to conclude that the transaction is not consistent with the public interest.(15) Other than Buckeye, whose concerns are addressed above, no transmission customer has intervened to raise concerns about possible rate consequences, including those arising from the application of PJM's LMP policy

--------------------

     13  Prior Notice and Filing Requirements Under Part II of the Federal
Power Act, 64 FERC P. 61,139 at 61,978 and 61,983-84, order on reh'g, 65 FERC P. 61,081 (1993).

     14  Merger Policy Statement at 30,123-24.

     15 FPL Energy Seabrook, LLC and Florida Power & Light Co., 104 FERC P. 61,258 (2003) (the public interest does not require that a transaction be disapproved simply because it may result in increased rates).

Docket Nos. ER05-1312-000 and EC05-123-000                                - 10 -


after the transmission zones are reconfigured following the transaction. On the basis of all of these factors, we find that the proposed transaction will not adversely affect rates. We note that our authorization of the proposed transaction does not limit the ability of any transmission customer to challenge any rate proposed in a section 205 proceeding or to file a complaint under section 206 of the FPA if it believes that its rate is unjust and unreasonable.(16)

          3.   Effect on Regulation
               --------------------

          30. The Commission's primary concern with the effect of a section 203 transaction on its regulation is the possible loss of jurisdiction, under Ohio Power,(17) over intra-system transfers of non-power goods and services due to the formation of a new registered holding company under PUHCA.(18) In this instance, the proposed transaction will not result in a new registered holding company. Furthermore, Applicants state that AEP and its subsidiaries have already waived their right to assert the Ohio Power defense, as a condition of a prior merger.(19) Therefore, the Commission finds that the proposed transaction will not adversely affect its regulation.

          31. The Commission is also concerned about the effect on state regulation in situations where the state regulatory authority lacks authority to act on a transaction and has raised concerns.(20) In this case, the Public Utilities Commission of Ohio has approved the transfer of the transmission and distribution assets to CSP. Therefore, the Commission finds that there will be no adverse effect on state regulation.


--------------------

     16 ITC Holdings Corp. and International Transmission Co., 111 FERC P. 61,149 (2005); see also, Boston Edison Co., 82 FERC P. 61,017 at 61,054-55
(1998).

     17 Ohio Power v. FERC, 954 F.2d 779 (D.C. Cir. 1992) (Ohio Power), cert. denied, 498 U.S. 73 (1992).

     18  Merger Policy Statement at 30,125.

     19  American Electric Power Co. and Central and Southwest Corp., 85 FERC
P. 61,201 at 61,811 (1998).

     20  Merger Policy Statement at 30,125.

Docket Nos. ER05-1312-000 and EC05-123-000                                - 11 -


     C.   Section 205 Filing
          ------------------

          32. Applicants propose under section 205 revisions to PJM's map of its transmission zones (Attachment J to the PJM OATT) to reflect the geographical realignment of zone boundaries between the Allegheny and AEP Zones. Applicants note that transmission service provided to Buckeye over the transmission facilities being transferred will be under the PJM rate for the zone to which the facilities are being transferred, i.e., rather than paying the rate for PJM-Allegheny Zone, Buckeye will pay the PJM-AEP Zone rate. As discussed above, Applicants further note that the realignment of facilities will affect locational marginal pricing under the PJM OATT. Applicants request, if necessary, waiver of the notice of filing requirement under section 35.3 of the Commission's regulations(21) so that the revised Attachment J can become effective on the same date that the transfer of jurisdictional assets closes.

          33. As noted above, Buckeye requests that the Commission condition its order accepting the revised Attachment J to the PJM OATT on the rates for the locked-in period being determined, and on CSP making a section 205 filing to establish rates for wholesale distribution service to be provided after the transfer of facilities.

          34. The Commission accepts the revised Attachment J of the PJM OATT.(22) As discussed above, the Commission finds no compelling reason to condition the approval of Applicants' filing as requested by Buckeye.

          35. Finally, Applicants request waiver, if necessary, of the notice of the filing requirement so that the tariff page containing the map will become effective on the same date as the closing on the transfer of the facilities. Waiver of the notice requirement is necessary if the Applicants request an effective date for the revised tariff sheet with less than 60 days notice or more than 120 days notice.(23) Since the closing did not take place within 60 days of the date of the filing, waiver of the 60-day minimum is moot. However, if the closing does not happen until after 120 days from the date of the filing, a waiver of the notice requirement would be necessary. The Commission finds good cause to waive the notice of filing requirement in order for the effective date of the revisions to the PJM OATT map to become effective on the same date as the transfer of assets.

--------------------

     21  18 C.F.R. ss. 35.3(a) (2005).

     22 Attachment J is designated as Eighth Revised Sheet No. 317 to PJM Interconnection, L.L.C. FERC Electric Tariff, Sixth Revised Volume No. 1.

     23  18 C.F.R. ss. 35.3(a) (2005).

Docket Nos. ER05-1312-000 and EC05-123-000                                - 12 -


The Commission orders:
---------------------

     (A) The proposed revisions to Attachment J of the PJM OATT are hereby accepted for filing; waiver of the notice requirement to permit Attachment J to become effective on the date of the final closing is granted if the transfer of facilities occurs on or after December 9, 2005.

     (B) The proposed disposition and acquisition of jurisdictional facilities is hereby authorized, as discussed in the body of this order.

     (C) The foregoing authorization of the disposition of jurisdictional facilities is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matters whatsoever now pending or which may come before the Commission.

     (D) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

     (E) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate.

     (F) If the transaction results in changes in the status or the upstream ownership of Applicants' affiliated Qualifying Facilities, if any, an appropriate filing for recertification pursuant to 18 C.F.R. ss. 292.207 shall be made.

     (G) Applicants shall make appropriate filings under section 205 of the FPA, as necessary, to implement the transaction.

     (H) Applicants shall notify the Commission within 10 days of the date that the disposition and acquisition of the jurisdictional facilities is consummated and effective date of the revised Attachment J to the PJM OATT.

By the Commission.

( S E A L )



                                Magalie R. Salas,
                                   Secretary.